Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2020.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases, which include solid tumors, sepsis, the novel strain of coronavirus (“COVID-19”), and others.

We believe that the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from a binary classification of M1 (pro-inflammatory macrophages) or M2 (anti-inflammatory macrophages) status, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on three main clinical verticals: sepsis; COVID-19; and solid malignant tumors (the “Indications”). The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across all of the Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic states may provide resolution to the diseases underlying these Indications, some of which are considered “unmet medical needs”, such as preventing or treating complications associated with sepsis.

Impact of COVID-19

Based on the Company’s current assessment, the Company does not expect any material impact on its liquidity due to the worldwide spread of the SARS-CoV-2 coronavirus. However, the timelines for the Company’s clinical development programs may be extended due to direct and indirect impacts of the COVID-19 pandemic or new variants of the virus. For example, there has been a delay in recruiting patients for the Company’s randomized, controlled Phase IIb clinical trial of AllocetraTM in patients with severe sepsis due to a lower number of pneumonic septic patients, as a result of the COVID-19 pandemic environment. The Company previously reported that the Company expected to obtain interim results from this Phase IIb clinical trial during 2021 or early 2022 followed by top-line results later in 2022, and also reported that its COVID-19 Phase IIb clinical trial was expected to commence in the third quarter of 2021, with top-line results expected in the second quarter of 2022. Based on current assessment of management, interim results for the sepsis Phase IIb are expected in the first or second quarter of 2022, and top line results for this trial are expected in the fourth quarter of 2022. The COVID-19 Phase IIb clinical trial commenced as expected in the third quarter of 2021, but the current assessment of management is that topline results for this clinical trial will be available in the fourth quarter of 2022 or first quarter of 2023 due to expected lower enrollment of patients in Israel and increased enrollment in European sites. The full extent to which the COVID-19 pandemic, vaccination rates in various countries or new variants of the virus will directly or indirectly impact the Company’s business, results of operations, timelines for enrollment of patients in clinical trials and financial condition will depend on future developments that are highly uncertain as of the date of issuance of these unaudited condensed consolidated financial statements. Actual results could differ materially from the Company’s estimates.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the Israel Innovation Authority and pursuant to the sale of equity and equity-linked securities in both private and registered equity offerings. As of September 30, 2021, we had approximately $88.0 million in cash and cash equivalents, short-term bank deposits, marketable securities and restricted cash. As of September 30, 2021, we had an accumulated deficit of approximately $47.2 million. Although we can provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted through year end 2023. We expect that we will continue to incur operating losses, which may be substantial, over at least the next several years, and we will likely need to obtain additional funds to further develop our research and development programs. Our ability to generate revenue and become profitable depends upon the clinical success of our product candidates, regulatory approvals and our ability to successfully commercialize products.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of consultants and certain other service providers, salaries and related personnel expenses (including stock based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to obtain additional grants from the Israel Innovation Authority, we cannot be certain that we will do so. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain Indications in order to focus our resources on more promising Indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for the Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including stock-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase over time, as we currently expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

On July 12, 2021, we announced that we had initiated the design and construction process for a new wholly owned manufacturing plant in Israel. Construction of the plant began during the third quarter of 2021. Upon completion, this cGMP plant will provide additional manufacturing capacity for Allocetra, and we expect to use the additional manufacturing capacity to support ongoing clinical trials, future clinical trials and initial commercial production of Allocetra that may occur if we receive all applicable regulatory approvals. We expect that our general and administrative expenses will increase as we proceed with this new construction project.

Other income, net

Other income consist of bank fees, exchange rate differences and gains and losses resulting from our investments in marketable equity securities.

Other Comprehensive income (Loss)

Our functional currency is the New Israeli Shekel (“NIS”), while our presentation currency is the U.S. dollar. Gains or losses resulting from the translation from our functional currency to our presentation currency are recognized in other comprehensive income (loss).

Critical Accounting Policies and Estimate

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2020 as filed with the SEC on April 30, 2021.

Share-Based Compensation and Fair Value of Ordinary Shares

ASC 718 - “Compensation-stock Compensation”- requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option Pricing Model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods.

We estimate the fair value of our share-based awards using Black-Scholes, which requires the input of assumptions, some of which are highly subjective, including:

●	expected volatility of our ordinary shares;

●	expected term of the award;

●	risk-free interest rate;

●	expected dividends; and

●	estimated fair value of our ordinary shares on the measurement date.

Prior the consummation of our merger transaction that closed on March 26, 2019 (the “Merger”), there was no active external or internal market for our ordinary shares. Thus, it was not possible to estimate the expected volatility of our share price in estimating fair value of options granted with respect to periods preceding the Merger. Accordingly, we use an average of the historical volatility of our shares and the historical volatility of comparable companies in our industry. The expected term of options granted represents the period of time that options granted are expected to be outstanding, we use management’s estimates for the expected term of options due to insufficient readily available historical exercise data.

Results of Operations

Nine and Three-Months Ended September 30, 2021 Compared to Nine and Three-Months Ended September 30, 2020

The table below provides our results of operations for the nine months ended September 30, 2021 and September 30, 2020:

	Nine Months Ended September 30
	2021	2020
	(In thousands, except per share data) (unaudited)
Research and development expenses	$7,715	$3,642
General and administrative expenses	3,759	2,446
Operating loss	(11,474)	(6,088)
Other income (expenses), net	1,742	128
Operating income (loss) post-finance expense & other income, net	(9,732)	(5,960)
Taxes on income
Net income (loss)	(9,732)	(5,960)
Other comprehensive income (loss)	124	99
Total comprehensive income (loss)	$(9,608)	$(5,861)
Basic income (loss) per share	$(0.54)	$(0.47)
Diluted income (loss) per share	$(0.54)	$(0.47)

The table below provides our results of operations for the three months ended September 30, 2021 and September  30, 2020:

	Three Months Ended September 30
	2021	2020
	(In thousands, except per share data) (unaudited)
Research and development expenses	$2,679	$1,122
General and administrative expenses	$1,185	837
Operating loss	(3,864)	(1,959)
Other income (expenses), net	440	(166)
Operating income (loss) post-finance expense & other income, net	(3,424)	(2,125)
Taxes on income
Net income (loss)	(3,424)	(2,125)
Other comprehensive income (loss)	857	227
Total comprehensive income (loss)	$(2,567)	$(1,898)
Basic income (loss) per share	$(0.19)	$(0.16)
Diluted income (loss) per share	$(0.19)	$(0.16)

Research and Development Expenses

For the nine and three months ended September 30, 2021 and 2020, we incurred research and development expenses in the aggregate of $7,715,000, $2,679,000, $3,642,000 and $1,122,000, respectively. The increase of $4,073,000, or 112% for the nine months ended September 30, 2021 as compared to 2020 period was primarily due to a $1,286,000 increase in salaries as a result of hiring additional personnel and certain pay raises, a $1,833,000 increase in expenses for pre-clinical studies, clinical studies and consumption of materials, a $479,000 increase in consultant fees, and a $182,000 increase in stock-based compensation to employees.

The increase of $1,557,000, or 139%, in research and development expenses for the three months ended September 30, 2021 as compared to the third quarter of 2020 was primarily due to a $366,000 increase in salaries, a $941,000 increase expenses for pre-clinical studies, clinical studies and consumption of materials and a $177,000 increase in consultant fees.

General and Administrative Expenses

For the nine and three months ended September 30, 2021 and 2020, we incurred general and administrative expenses in the aggregate of $3,759,000, $1,185,000, $2,446,000 and $837,000, respectively. The increase of $1,313,000, or 54%, in general and administrative expenses for the nine months ended September 30, 2021 as compared to the 2020 period was primarily due to a $203,000 increase in compensation to directors, a $514,000 increase in stock-based compensation, a $237,000 increase in insurance expenses and a $102,000 increase in professional service fees.

The increase of $348,000, or 42%, in general and administrative expenses for the three months ended September 30, 2021 as compared to the third quarter of 2020 was primarily due to a $240,000 increase in stock-based compensation to employees and directors and $80,000 increase in insurance expenses.

Operating Loss

Due to an increase in research and development and general and administrative expenses for the nine and three months ended September 30, 2021, our operating loss was $11,474,000 and $3,864,000, respectively, representing an increase of $5,386,000 and $1,905,000, or 88% and 97%, respectively, as compared to our operating loss for the nine and three months ended September 30, 2020. This increase primarily resulted from increases in research and development salaries, the costs of clinical and pre-clinical studies and material consumption and compensation to directors, as described above.

Other Income (Expenses), Net

Other income (expenses), net consist of the following:

●	Interest earned on our cash and cash equivalents;
●	Expenses or income resulting from fluctuations of the U.S. dollar and Euro, in which a portion of our assets and liabilities are denominated, against the NIS; and
●	Realized and unrealized gains and losses from marketable equity securities.

For the nine and three months ended September 30, 2021 and 2020, we recorded net other income (expense) of $1,742,000, $440,000, $128,000 and $(166,000), respectively. The increase in financial income for the nine and three months ended September 30, 2021 as compared to the nine and three months ended September 30, 2020 was primarily due to an increase in income from changes in the fair value of marketable equity securities and from interest earned on our cash and cash equivalents, which was offset by a decrease in income from currency fluctuations on cash and cash equivalents and deposits denominated in currencies other than the NIS.

Net Loss

For the nine and three months ended September 30, 2021, our net loss was $9,732,000 and $3,424,000 respectively, representing an increase of $3,772,000 and $1,299,000, respectively, as compared to our net loss for the comparable prior year periods. This increase primarily resulted from an increase in research and development expenses, including salaries, the costs of clinical studies and material consumption and an increase in compensation to directors, offset by an increase in financial income.

Other Comprehensive Income (Loss)

As a result of an increase of 0.44% and a decrease of 0.95% in the U.S. dollar against the NIS in nine and three months ended September 30, 2021, respectively, as compared to a decrease of 0.43% and a decrease of 0.72% in the comparable prior year period, we recorded income of $124,000 and $857,000 for the nine and three months ended September 30, 2021 from exchange rate differences arising from translating our unaudited condensed consolidated financial statements from functional to presentation currency, as compared to income of $99,000 and $227,000 for the comparable prior year periods, respectively.

Cash Flows

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

For the nine months ended September 30, 2021 and 2020, net cash (used in) operations was $(10,951,000) and $(5,248,000) respectively. The increase in net cash used in operations for 2021 was primarily due to an increase in research and development expenses and general and administrative expenses as a result of increases in salaries, expenses for clinical studies and consumption of materials, directors compensation fees, professional services fees and insurance expenses.

For the nine months ended September 30, 2021 and 2020, net cash used in investing activities was $(33,062,000) and $(16,538,000), respectively. The increase in net cash used in investing activities for 2021 as compared to 2020 resulted primarily from our investments in marketable equity securities, offset by the release of short-term bank deposits.

For the nine months ended September 30, 2021, and 2020, net cash provided by financing activities was $60,985,000 and $22,553,000, respectively. This increase in cash provided by financing activities for 2021 as compared to 2020 resulted primarily from net proceeds of $53,174,000 from our issuance of ordinary shares and warrants in the February 2021 offering (as defined and described below) and proceeds of $7,702,000 from the exercise of warrants.

Liquidity and Capital Resources

During February 2021, we received gross proceeds of approximately $6,339,000 from the sale of 284,317 ordinary shares under an at the market offering agreement (the “Sales Agreement”), dated as of October 22, 2020, by and between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which we could elect to sell, through the sales agent party to the Sales Agreement, up to an aggregate of $25 million of our ordinary shares. On February 9, 2021, we terminated the prospectus supplement related to the offering of sales under the Sales Agreement, but the Sales Agreement remains in effect.

On February 9, 2021, we entered into an underwriting agreement with Wainwright with respect to our offer, issuance and sale (the “February 2021 offering”) of an aggregate of 2,296,107 ordinary shares, together with an option granted to Wainwright to purchase up to 344,416 additional ordinary shares. The ordinary shares were offered to the public at a price of $20 per share. The February 2021 offering closed on February 12, 2021, on which date the Company completed the issuance of 2,296,107 ordinary shares to Wainwright at a price of $18.60 per share, including underwriting discounts. We paid Wainwright underwriting discounts and commissions equal to 7% of the gross proceeds from the sale of ordinary shares to the public in the February 2021 offering, as well as a management fee equal to 1% of the gross proceeds from the sale of the ordinary shares in the February 2021 offering. In addition, the Company issued to Wainwright 179,501 five-year warrants to purchase ordinary shares at an exercise price of $25 per ordinary share, subject to customary adjustments. The Company also reimbursed Wainwright approximately $126,000 for various expenses.

The net proceeds from the February 2021 offering were approximately $42 million after deducting Wainwright’s fees and other estimated expenses relating to the February 2021 offering. On February 17, 2021, Wainwright exercised in part its option to purchase additional ordinary shares, and purchased 268,205 ordinary shares at a price of $18.60 per share, after underwriting discounts. The net proceeds from the purchase of additional ordinary shares by Wainwright were approximately $5.0 million after deducting Wainwright’s fees.

During February 2021, 855,813 warrants issued in our two registered direct offerings that occurred in February 2020 and March 2020 were exercised for an aggregate of 855,813 ordinary shares, providing the Company with aggregate gross proceeds of $7.7 million.

We have incurred substantial losses since our inception. As of September 30, 2021, we had an accumulated deficit of approximately $47.2 million and working capital (current assets minus current liabilities) of approximately $85.5 million. We expect to incur losses from operations for the foreseeable future, and we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel, conducting preclinical studies and clinical trials and outsourcing of certain development activities. We expect that general and administrative expenses will also increase as we expand our finance and administrative staff and add infrastructure. As described above, we have initiated the design and construction process for a new wholly owned manufacturing plant in Israel, for which we expect to incur costs and expenses of approximately $11 million.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources, due to our 2021 financing activity, as described above, will be sufficient to fund our projected cash requirements approximately through year-end 2023. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the Israel Innovation Authority, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in NIS and the U.S. dollar. Our NIS and U.S. dollar expenses consist principally of payments made to employees, subcontractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS and U.S. dollar. Our financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.